Brookfield

2022

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Brookfield Renewable Corporation

AS AT MARCH 31, 2022 AND DECEMBER 31, 2021
AND FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	11	$558	$410
Restricted cash	12	172	146
Trade receivables and other current assets	13	1,237	1,146
Financial instrument assets	3	49	58
Due from related parties	16	370	548
Assets held for sale	2	98	—
		2,484	2,308
Financial instrument assets	3	101	58
Equity-accounted investments	10	460	455
Property, plant and equipment, at fair value	6	38,654	37,915
Intangible assets		220	218
Goodwill		887	849
Deferred income tax assets	5	129	86
Other long-term assets		138	97
Total Assets		$43,073	$41,986
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$431	$452
Financial instrument liabilities	3	359	247
Due to related parties	16	648	649
Non-recourse borrowings	7	1,805	1,452
Provisions		15	12
BEPC exchangeable and class B shares	9	7,073	6,163
		10,331	8,975
Financial instrument liabilities	3	510	523
Non-recourse borrowings	7	11,940	12,060
Deferred income tax liabilities	5	5,232	5,020
Provisions		548	547
Other long-term liabilities		632	636
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	10,573	10,297
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	293	261
The partnership	9	3,014	3,667
Total Equity		13,880	14,225
Total Liabilities and Equity		$43,073	$41,986

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF LOSS

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2022	2021
Revenues	16	$929	$839
Other income		64	14
Direct operating costs(1)		(291)	(338)
Management service costs	16	(52)	(55)
Interest expense	7	(228)	(220)
Share of (loss) earnings from equity-accounted investments	10	(2)	2
Foreign exchange and financial instruments (loss) gain	3	(33)	34
Depreciation	6	(296)	(290)
Other		(26)	(146)
Remeasurement of BEPC exchangeable and class B shares	9	(909)	94
Income tax recovery (expense)
Current	5	(38)	(13)
Deferred	5	—	17
		(38)	4
Net loss		$(882)	$(62)
Net loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$90	$(56)
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	4	3
The partnership		(976)	(9)
		$(882)	$(62)
The accompanying notes are an integral part of these interim consolidated financial statements.
(1) Direct operating costs exclude depreciation expense disclosed below.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2022	2021
Net loss		$(882)	$(62)
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	6	(2)	(272)
Actuarial gain on defined benefit plans		3	5
Deferred income taxes on above items		(2)	44
Total items that will not be reclassified to net income		(1)	(223)
Other comprehensive income (loss) that may be reclassified to net income:
Foreign currency translation		689	(634)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	3	(59)	95
Unrealized gain (loss) on foreign exchange swaps net investment hedge	3	(43)	21
Reclassification adjustments for amounts recognized in net income	3	55	(60)
Deferred income taxes on above items		(12)	(10)
Equity-accounted investments	10	3	—
Total items that may be reclassified subsequently to net income		633	(588)
Other comprehensive income (loss)		632	(811)
Comprehensive loss		$(250)	$(873)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$380	$(507)
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	32	(16)
The partnership		(662)	(350)
		$(250)	$(873)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2021	$(4,834)	$(1,568)	$10,125	$(56)	$3,667	$261	$10,297	$14,225
Net income (loss)	(976)	—	—	—	(976)	4	90	(882)
Other comprehensive loss	—	318	(2)	(2)	314	28	290	632
Capital contributions	—	—	—	—	—	—	61	61
Dividends declared	—	—	—	—	—	—	(165)	(165)
Other	2	—	7	—	9	—	—	9
Change in period	(974)	318	5	(2)	(653)	32	276	(345)
Balance, as at March 31, 2022	$(5,808)	$(1,250)	$10,130	$(58)	$3,014	$293	$10,573	$13,880

Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
Net income (loss)	(9)	—	—	—	(9)	3	(56)	(62)
Other comprehensive income (loss)	—	(217)	(136)	12	(341)	(19)	(451)	(811)
Capital contributions	—	—	—	—	—	—	27	27
Dividends declared	—	—	—	—	—	—	(136)	(136)
Other	(36)	—	23	—	(13)	(1)	9	(5)
Change in period	(45)	(217)	(113)	12	(363)	(17)	(607)	(987)
Balance, as at March 31, 2021	$(5,871)	$(1,567)	$8,268	$(16)	$814	$241	$9,683	$10,738
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2022	2021
Operating activities
Net loss		$(882)	$(62)
Adjustments for the following non-cash items:
Depreciation	6	296	290
Unrealized financial instruments (loss) gain	3	55	(17)
Share of earnings (loss) from equity-accounted investments	10	2	(2)
Deferred income tax (recovery) expense	5	—	(17)
Other non-cash items		(12)	50
Remeasurement of BEPC exchangeable shares and class B shares	9	909	(94)
		368	148
Changes in due to or from related parties		4	24
Net change in working capital balances		(120)	120
		252	292
Financing activities
Proceeds from non-recourse borrowings	7	681	303
Repayment of non-recourse borrowings	7	(662)	(297)
Repayment of lease liabilities		(3)	(7)
Capital contributions from non-controlling interests	8	61	27
Distributions paid:
To participating non-controlling interests	8	(165)	(136)
Related party borrowings, net		174	53
		86	(57)
Investing activities
Investment in property, plant and equipment	6	(168)	(239)
Restricted cash and other	12	(23)	(38)
		(191)	(277)
Foreign exchange gain (loss) on cash		1	(10)
Cash and cash equivalents
Increase (decrease)		148	(52)
Net change in cash classified within assets held for sale		—	(5)
Balance, beginning of period		410	355
Balance, end of period		$558	$298
Supplemental cash flow information:
Interest paid		$211	$205
Interest received		$5	$5
Income taxes paid		$6	$7
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable energy power generating facilities primarily in North America, Europe, Colombia and Brazil. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”), or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding Brookfield Renewable, “Brookfield”) is our company’s ultimate parent.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s December 31, 2021 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2021 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of the company and authorized of issue on May 6, 2022.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on the company’s financial reporting.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company..
2. ASSETS HELD FOR SALE
As at March 31, 2022, assets held for sale within the company's operating segments include hydroelectric facilities in Brazil.
Subsequent to quarter-end, the company, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil ("Brazil Hydroelectric Portfolio") for proceeds of $98 million ($22 million net to the company). The company holds an approximately 23% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	March 31, 2022
Assets
Restricted cash	1
Property, plant and equipment	97
Assets held for sale	$98
Liabilities directly associated with assets held for sale	$—
3. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

The following table presents the company's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2022				December 31, 2021
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$558	$—	$—	$558	$410
Restricted cash(1)	227	—	—	227	197
Financial instrument assets(1)
Energy derivative contracts	—	32	4	36	45
Interest rate swaps	—	114	—	114	40
Foreign exchange swaps	—	—	—	—	31
Property, plant and equipment	—	—	38,654	38,654	37,915
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(250)	(121)	(371)	(206)
Interest rate swaps	—	(46)	—	(46)	(103)
Foreign exchange swaps	—	(34)	—	(34)	(6)
Tax equity	—	—	(418)	(418)	(455)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(2)	(7,073)	—	—	(7,073)	(6,163)
Non-recourse borrowing(1)	(1,928)	(12,172)	—	(14,100)	(14,397)
Total	$(8,216)	$(12,356)	$38,119	$17,547	$17,308
(1)Includes both the current amount and long-term amounts
(2)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 9 –BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares, the BEPC class C shares meet certain qualifying criteria and are presented as equity.
There were no transfers between levels during the three months ended March 31, 2022.
Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	March 31, 2022			December 31, 2021
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$36	$371	$(335)	$(161)
Interest rate swaps	114	46	68	(63)
Foreign exchange swaps	—	34	(34)	25
Tax equity	—	418	(418)	(455)
Total	150	869	(719)	(654)
Less: current portion	49	359	(310)	(189)
Long-term portion	$101	$510	$(409)	$(465)

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

(a)   Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the interim consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments (loss) gain in the interim consolidated statements of income (loss).
(b)   Energy derivative contracts
The company has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
The following table reflects the gains (losses) included in foreign exchange and financial instrument (loss) gain in the interim consolidated statements of income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Energy derivative contracts	$(87)	$(19)
Interest rate swaps	22	25
Foreign exchange swaps	8	45
Tax equity	30	14
Foreign exchange gain (loss)	(6)	(31)
	$(33)	$34
The following table reflects the gains (losses) included in other comprehensive income (loss) in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Energy derivative contracts	$(149)	$48
Interest rate swaps	100	40
Foreign exchange swaps	(10)	7
	(59)	95
Foreign exchange swaps - net investment	(43)	21
	$(102)	$116

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Energy derivative contracts	$53	$(62)
Interest rate swaps	2	2
	$55	$(60)
4. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) distributed generation, storage & other (pumped storage, cogeneration and biomass) and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
The company uses Funds From Operations to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2022:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed generation, storage & other	Corporate	Total
Revenues	$266	$52	$39	$30	$—	$387	$(13)	$555	$929
Other income	20	2	12	7	—	41	—	23	64
Direct operating costs	(107)	(14)	(13)	(17)	—	(151)	8	(148)	(291)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	5	—	5
	179	40	38	20	—	277	—	430
Management service costs	—	—	—	—	(52)	(52)	—	—	(52)
Interest expense(1)	(38)	(7)	(11)	(5)	—	(61)	2	(114)	(173)
Current income taxes	(10)	—	(1)	—	—	(11)	—	(27)	(38)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(289)	(289)
Funds From Operations	131	33	26	15	(52)	153	—	—
Depreciation						(132)	3	(167)	(296)
Foreign exchange and financial instrument gain (loss)						(23)	2	(12)	(33)
Deferred income tax recovery (expense)						16	—	(16)	—
Other						(26)	—	—	(26)
Dividends on BEPC exchangeable shares(1)						(55)	—	—	(55)
Remeasurement of BEPC exchangeable and BEPC class B shares						(909)	—	—	(909)
Share of earning from equity-accounted investments						—	(5)	—	(5)
Net income attributable to non-controlling interests						—	—	195	195
Net income (loss) attributable to the partnership						$(976)	$—	$—	$(976)
(1)Share of loss from equity-accounted investments of $2 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $94 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $228 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed generation, storage & other	Corporate	Total
Revenues	$235	$66	$37	$31	$—	$369	$(13)	$483	$839
Other income	7	4	2	—	—	13	—	1	14
Direct operating costs	(83)	(25)	(12)	(11)	—	(131)	5	(212)	(338)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	8	—	8
	159	45	27	20	—	251	—	272
Management service costs	—	—	—	—	(55)	(55)	—	—	(55)
Interest expense(1)	(36)	(10)	(14)	(5)	—	(65)	2	(105)	(168)
Current income taxes	(5)	—	—	—	—	(5)	—	(8)	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(159)	(159)
Funds From Operations	118	35	13	15	(55)	126	—	—
Depreciation						(126)	3	(167)	(290)
Foreign exchange and financial instrument gain (loss)						(2)	1	35	34
Deferred income tax recovery (expense)						13	—	4	17
Other						(62)	—	(84)	(146)
Dividends on BEPC exchangeable shares(1)						(52)	—	—	(52)
Remeasurement of BEPC exchangeable and BEPC class B shares						94	—	—	94
Share of earnings from equity-accounted investments						—	(4)	—	(4)
Net income attributable to non-controlling interests						—	—	212	212
Net income (loss) attributable to the partnership						$(9)	$—	$—	$(9)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $220 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed generation, storage & other	Corporate	Total
As at March 31, 2022
Cash and cash equivalents	$71	$50	$42	$9	$—	$172	$(2)	$388	558
Property, plant and equipment, at fair value	13,901	1,494	1,604	1,223	—	18,222	(613)	21,045	38,654
Total assets	15,434	1,737	1,760	1,280	14	20,225	(174)	23,022	43,073
Total borrowings	2,722	710	1,362	444	—	5,238	(161)	8,668	13,745
Other liabilities	4,163	454	146	67	7,142	11,972	(13)	3,489	15,448
For the three months ended March 31, 2022:
Additions to property, plant and equipment	19	11	25	—	—	55	(2)	127	180
As at December 31, 2021
Cash and cash equivalents	$41	$35	$43	$13	$4	$136	$(2)	$276	410
Property, plant and equipment, at fair value	13,577	1,478	1,585	1,232	—	17,872	(604)	20,647	37,915
Total assets	15,108	1,700	1,731	1,279	17	19,835	(176)	22,327	41,986
Total borrowings	2,720	765	1,377	461	—	5,323	(161)	8,350	13,512
Other liabilities	4,051	379	119	66	6,231	10,846	(15)	3,418	14,249
For the three months ended March 31, 2021:
Additions to property, plant and equipment	57	12	18	—	—	87	(1)	179	265

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

Additional Segment Information
The following table presents consolidated revenue split by technology for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Hydroelectric	$569	$478
Wind	183	202
Solar	128	108
Distributed generation, storage & other	49	51
Total	$929	$839
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2022	December 31, 2021
North America	$22,643	$22,634
Colombia	9,006	8,497
Brazil	3,860	3,299
Europe	3,605	3,940
	$39,114	$38,370
5. INCOME TAXES
The company's effective income tax rate was 4.5% for the three months ended March 31, 2022 (2021: 6.1%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

6. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
Property, plant and equipment, at fair value
As at December 31, 2021	25,496	4,998	6,457	188	37,139
Transfer from construction work-in-progress	4	—	—	—	4
Transfer to assets held for sale	(97)	—	—	—	(97)
Items recognized through OCI:
Change in fair value	(2)	—	—	—	(2)
Foreign exchange	847	9	(31)	18	843
Items recognized through net income:
Depreciation	(125)	(83)	(79)	(9)	(296)
As at March 31, 2022	26,123	4,924	6,347	197	37,591
Construction work-in-progress, at fair value
As at December 31, 2021	224	114	433	5	776
Additions	22	48	109	1	180
Transfer to property, plant and equipment	(4)	—	—	—	(4)
Items recognized through OCI:
Foreign exchange	18	8	85	—	111
As at March 31, 2022	260	170	627	6	1,063
Total property, plant and equipment, at fair value
As at December 31, 2021(2)	25,720	5,112	6,890	193	37,915
As at March 31, 2022(2)	26,383	5,094	6,974	203	38,654
(1)Includes cogeneration and biomass.
(2)Includes right-of-use assets not subject to revaluation of $51 million (2021: $52 million) in our hydroelectric segment, $127 million (2021: $130 million) in our wind segment, $156 million (2021: $157 million) in our solar segment , and $2 million (2021: $2 million) in other.

In the first quarter of 2022, the company, together with its institutional partners, completed the acquisition of a 248 MW development wind portfolio in Brazil. The investment is accounted for as asset acquisition as it does not constitute a business combinations under IFRS 3, with $11 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. The company holds a 23% economic interest.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

7. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
Effective January 1, 2022. Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. It is also currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR prior to June 30, 2023. As at March 31, 2022, none of the company’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	March 31, 2022				December 31, 2021
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(2)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	6.0	7	$6,394	$6,501	5.1	7	$6,160	$6,543
Wind	3.8	9	2,405	2,397	3.7	9	2,416	2,577
Solar	4.5	13	4,126	4,348	4.1	13	4,110	4,365
Distributed generation, storage & other	3.8	11	853	854	3.9	12	860	912
Total	5.0	9	$13,778	$14,100	4.5	9	$13,546	$14,397
Add: Unamortized premiums(3)			46				57
Less: Unamortized financing fees(3)			(79)				(91)
Less: Current portion			(1,805)				(1,452)
			$11,940				$12,060
(1)Includes $26 million (2021: $8 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Excluding non-permanent financings, total weighted-average term is 10 years.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

In the first quarter of 2022, the company completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears a fixed interest of 8.66% and matures in 2032.
In the first quarter of 2022, the company completed a financing of COP 356 billion ($95 million) in Colombia. The bond issued in two tranches bears variable interest at the applicable rate plus an average margin of 4.39% maturing in 2029 and 2037.
In the first quarter of 2022, the company completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears variable interest at the applicable base rate plus 3.25% maturing in 2032.
In the first quarter of 2022, the company completed a financing of R$150 million ($29 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.04% and matures February 2045.
In the first quarter of 2022, the company completed a refinancing totaling $170 million associated with a hydroelectric portfolio in the United States. The debt drawn in two tranches bears an average fixed interest of 3.62% and matures in 2032.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

In the first quarter of 2022, the company completed a refinancing totaling $35 million associated with a hydroelectric portfolio in the United States. A portion of the debt bears a fixed rate of 4.98% and the remaining portion bears interest at the applicable interest rate plus 3.25% maturing in 2026.
8. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2022	December 31, 2021
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$10,573	$10,297
Participating non-controlling interests – in a holding subsidiary held by the partnership	293	261
	$10,866	$10,558

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen institutional investors	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2021	$686	$2,251	$3,186	$261	$2,442	$13	$132	$853	$473	$10,297
Net income (loss)	3	(31)	32	—	64	—	5	11	6	90
Other comprehensive income (loss)	1	42	70	52	159	1	—	6	(41)	290
Capital contributions	—	—	—	59	—	—	—	—	2	61
Dividends declared	(10)	(24)	(54)	—	(45)	—	(1)	(23)	(8)	(165)
Other(1)	(2)	1	9	—	(5)	—	—	9	(12)	—
As at March 31, 2022	$678	$2,239	$3,243	$372	$2,615	$14	$136	$856	$420	$10,573
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	53%	0.3%	25%	33%	0.3% - 30%
(1) During the year, the company issued additional shares to a partly-owned subsidiary of Brookfield Renewable. Refer to Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements for further details.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

9. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable shares and class B shares are classified as liabilities due to their exchange and cash redemption features. As at March 31, 2022, the BEPC exchangeable shares and class B shares were remeasured to $41.07 per share to reflect the NYSE closing price of a BEP unit. Remeasurement gains or losses associated with these shares are recorded in the interim consolidated statements of income (loss). During the three months ended March 31, 2022, our shareholders exchanged 3,341 BEPC exchangeable shares for an equal number of BEP units resulting in a decrease of less than $1 million to our financial liability (2021: 3,609 shares resulting in a decrease of less than $1 million). The company declared and paid dividends of $55 million and $55 million, respectively (2021: $52 million and $52 million, respectively) on its BEPC exchangeable shares outstanding during the three months ended March 31, 2022. Dividends on BEPC exchangeable shares are presented as interest expense in the interim consolidated statements of income (loss).
The following table provides a continuity schedule of outstanding BEPC exchangeable and class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance, as at December 31, 2021	172,203,342	165	$6,163
Share issuance	27,064	—	1
Share exchanges	(3,341)	—	—
Remeasurement of liability	—	—	909
Balance, as at March 31, 2022	172,227,065	165	$7,073
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at March 31, 2022.
In December 2021, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2022.
10. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the three months ended March 31, 2022:

(MILLIONS)	March 31, 2022
Opening balance	$455
Share of net loss	(2)
Share of other comprehensive income	3
Foreign exchange translation and other	4
Ending balance	$460
11. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2022	December 31, 2021
Cash	$400	$405
Short-term deposits	158	5
	$558	$410

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

12. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	March 31, 2022	December 31, 2021
Operations	$84	$80
Credit obligations	99	67
Development projects	44	50
Total	227	197
Less: non-current	(55)	(51)
Current	$172	$146
13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2022	December 31, 2021
Trade receivables	$502	$502
Collateral deposits(1)	539	434
Prepaids and other	89	83
Income tax receivables	10	30
Inventory	22	20
Other short-term receivables	75	77
	$1,237	$1,146
(1)Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company's risk management strategy.
The company primarily receives payments monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2022	December 31, 2021
Operating accrued liabilities	$156	$195
Accounts payable	103	118
Interest payable on borrowings	78	71
BEPC exchangeable shares distributions payable(1)	14	16
Current portion of lease liabilities	25	25
Other	55	27
	$431	$452
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

The company, together with institutional partners, entered into a commitment to invest COP 153 billion ($40 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the second quarter of 2022, subject to customary closing conditions, with the company expected to hold a 21.6% interest.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at March 31, 2022 were $748 million (2021: $698 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two subsidiaries of the company fully and unconditionally guaranteed (i) the medium term notes issued and payable by Brookfield Renewable Partners ULC, a finance subsidiary of Brookfield Renewable, (ii) the senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., (iii) certain preferred units of Brookfield Renewable, (iv) the obligations of Brookfield Renewable under its bilateral credit facilities and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) a subsidiary of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
16. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at an applicable base interest rate plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

on deposit with the company as at March 31, 2022 (December 31, 2021: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three months ended March 31, 2022 totaled nil (2021: nil).
Other Amendments
During the quarter, a subsidiary of the company transferred its power agency agreements related to certain of the partnership’s Canadian assets to Evolugen Trading and Marketing LP (“ETMLP”), a subsidiary of the partnership.
The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income:

	Three months ended March 31
(MILLIONS)	2022	2021
Revenues
Power purchase and revenue agreements	$39	$73

Other income
Interest income	$2	$—

Direct operating costs
Energy purchases(1)	$(4)	$(4)
Energy marketing fee & other services	(5)	(1)
Insurance services(2)	—	(5)
	$(9)	$(10)

Interest expense
Borrowings	$(4)	$—

Other related party services	$(1)	$(1)
Management service agreement	$(52)	$(55)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. The company recognized a gain of $62 million in 2021 associated with agency arrangement which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company.
(2)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements were at or lower than market rates.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2022

GENERAL INFORMATION
Corporate Office
250 Vesey Street
New York, NY
United States
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Randy MacEwen
Dr. Sarah Deasley
Exchange Listing
NYSE: BEPC (share unit)
TSX:    BEPC (share unit)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Corporation

bep.brookfield.com

NYSE: BEPC
TSX: BEPC.UN